Mail Stop 4561

November 26, 2007

Larry Feldman
Feldman Mall Properties, Inc.
1010 Northern Blvd, Suite 314
Great Neck, NY 11021

> **Re:** **Feldman Mall Properties, Inc.**
> **Schedule 14A**
> **Filed November 15, 2007**
> **File No. 001-32365**

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Explanatory Note

1. You state that you have determined to exclude the Mercury Proposal from your proxy statement because you have already implemented this proposal. You also state that you believe that you are permitted to exclude the proposal based upon Rule 14a-8(f). Rule 14a-8(j), however, provides that if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." Please advise if you have made a submission to the Commission under Rule 14a-8 seeking to exclude the Mercury Proposal from your proxy statement, or explain why you have not done

so.

<u>Proposal 3: Approval of Convertibility Feature of 6.85% Series A Preferred Stock, page 4</u>

2. Proposal 3 appears to involve modification of a class of securities covered by Item 12 of Schedule 14A. Item 12(f) requires registrants to furnish the financial and other information required by Item 13(a). Please furnish the financial and other information required by Item 13(a).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director